Exhibit 13.2

SECOND QUARTER REPORT 2005

Selected Quarterly Consolidated Financial Data (1)

(unaudited)	2005		2004				2003
(millions of dollars except per share amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third

Revenues	1,444	1,407	1,478	1,307	1,344	1,356	1,375	1,454
Net Income applicable to common shares
Continuing operations	199	232	184	192	388	214	193	198
Discontinued operations	—	—	—	52	—	—	—	50
	199	232	184	244	388	214	193	248

Share Statistics
Net income per share - Basic and diluted
Continuing operations	$0.41	$0.48	$0.38	$0.40	$0.81	$0.44	$0.40	$0.41
Discontinued operations	—	—	—	0.11	—	—	—	0.11
	$0.41	$0.48	$0.38	$0.51	$0.81	$0.44	$0.40	$0.52

(1) The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. For a discussion on the factors affecting the comparability of the financial data, including discontinued operations, refer to Note 1 and Note 22 of TCPL’s restated 2004 audited consolidated financial statements.

Factors Impacting Quarterly Financial Information

In the Gas Transmission business, which consists primarily of the company’s investments in regulated pipelines, annual revenues and net income from continuing operations (net earnings) fluctuate over the long term based on regulators’ decisions and negotiated settlements with shippers.  Generally, quarter over quarter revenues and net earnings during any particular fiscal year remain relatively stable with fluctuations arising as a result of adjustments being recorded due to regulatory decisions and negotiated settlements with shippers and due to items outside of the normal course of operations.

In the Power business, which consists primarily of the company’s investments in electrical power generation plants, quarter over quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages as well as items outside of the normal course of operations.

Significant items which impacted the last eight quarters’ net earnings are as follows.

•                  Third quarter 2003 net earnings included TCPL’s $11 million share of a positive future income tax benefit adjustment recognized by TransGas.

•                  First quarter 2004 net earnings included approximately $12 million of income tax refunds and related interest.

•                  Second quarter 2004 net earnings included after-tax gains related to Power LP of $187 million, of which $132 million were previously deferred and were being amortized into income to 2017.

•                  In third quarter 2004, the EUB’s decisions on the Generic Cost of Capital and Phase I of the 2004 GRA resulted in lower earnings for the Alberta System compared to the previous quarters.  In addition, third quarter 2004 included a $12 million after-tax adjustment related to the release of previously established restructuring provisions and recognition of $8 million of non-capital loss carry forwards.

•                  In fourth quarter 2004, TCPL completed the acquisition of GTN and recorded $14 million of net earnings from the November 1, 2004 acquisition date.  Power recorded a $16 million pre-tax positive impact of a restructuring transaction related to power purchase contracts between OSP and Boston Edison in Eastern Operations.

•                  In first quarter 2005, net earnings included a $48 million after-tax gain related to the sale of PipeLines LP units.  Power earnings included a $10 million after-tax cost for the restructuring of natural gas supply contracts by OSP.  In addition, Bruce Power’s equity income was lower than previous quarters due to the impact of planned maintenance outages and the increase in operating costs as a result of moving to a six-unit operation.

•                  Second quarter 2005 net earnings included $21 million ($13 million related to 2004 and $8 million related to the six months ended June 30, 2005) with respect to the NEB’s decision on TCPL’s 2004 Mainline Tolls and Tariff Application (Phase II).  On April 1, 2005, TCPL completed the acquisition of hydro assets from USGen.  Bruce Power’s equity income was lower than previous quarters due to the continuing impact of planned maintenance outages and an unplanned maintenance outage on Unit 6 relating to a transformer fire.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America.  For additional information on these and other factors, see the reports filed by TCPL with Canadian securities regulators and with the United States Securities and Exchange Commission.  TCPL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2005	2004	2005	2004

Revenues	1,444	1,344	2,851	2,700

Operating Expenses
Cost of sales	245	242	510	491
Other costs and expenses	423	398	844	773
Depreciation	253	232	503	464
	921	872	1,857	1,728
Operating Income	523	472	994	972

Other Expenses/(Income)
Financial charges	209	211	416	418
Financial charges of joint ventures	16	16	32	30
Equity income	(17)	(59)	(58)	(117)
Interest income and other	(4)	(10)	(28)	(25)
Gain related to PipeLines LP	(2)	—	(82)	—
Gains related to Power LP	—	(197)	—	(197)
Gain related to Millennium	—	(7)	—	(7)
	202	(46)	280	102

Income before Income Taxes and Non-Controlling Interests	321	518	714	870

Income Taxes
Current	79	127	240	230
Future	38	(2)	26	21
	117	125	266	251

Non-Controlling Interests	—	—	6	6
Net Income	204	393	442	613
Preferred Share Dividends	5	5	11	11

Net Income Applicable to Common Shares	199	388	431	602

See accompanying notes to the consolidated financial statements.

Consolidated Cash Flows

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2005	2004	2005	2004

Cash Generated From Operations
Net income	204	393	442	613
Depreciation	253	232	503	464
Gain related to PipeLines LP, net of current tax expense (Note 5)	(1)	—	(31)	—
Gains related to Power LP	—	(197)	—	(197)
Gain related to Millennium	—	(7)	—	(7)
Equity income lower than/(in excess of) distributions received	8	(39)	(26)	(90)
Pension funding (in excess of)/lower than expense	(10)	13	(17)	1
Future income taxes	38	(2)	26	21
Non-controlling interests	—	—	6	—
Other	(14)	(11)	(18)	(8)
Funds generated from operations	478	382	885	797
Increase in operating working capital	(176)	(38)	(218)	(82)
Net cash provided by operations	302	344	667	715

Investing Activities
Capital expenditures	(135)	(93)	(243)	(194)
Acquisitions, net of cash acquired	(632)	(14)	(632)	(14)
Disposition of assets	2	408	153	408
Deferred amounts and other	5	33	(53)	(16)
Net cash (used in)/provided by investing activities	(760)	334	(775)	184

Financing Activities
Dividends	(154)	(150)	(300)	(290)
Advances from parent	—	—	(75)	—
Notes payable issued/(repaid), net	289	(72)	533	(301)
Long-term debt issued	499	—	799	665
Reduction of long-term debt	(615)	(25)	(936)	(501)
Non-recourse debt of joint ventures issued	—	81	5	87
Reduction of non-recourse debt of joint ventures	(14)	(3)	(21)	(12)
Partnership units of joint ventures issued	—	88	—	88
Common shares issued	—	—	80	—
Net cash provided by/(used in) financing activities	5	(81)	85	(264)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	20	(1)	22	3

(Decrease)/Increase in Cash and Short-Term Investments	(433)	596	(1)	638

Cash and Short-Term Investments
Beginning of period	619	379	187	337

Cash and Short-Term Investments
End of period	186	975	186	975

Supplementary Cash Flow Information
Income taxes paid	115	91	307	252
Interest paid	238	221	428	393

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

		December 31,
(millions of dollars)	June 30, 2005	2004
	(unaudited)
ASSETS
Current Assets
Cash and short-term investments	186	187
Accounts receivable	537	627
Inventories	239	174
Other	153	120
	1,115	1,108
Long-Term Investments	830	840
Plant, Property and Equipment	19,184	18,704
Other Assets	1,490	1,459
	22,619	22,111

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	1,079	546
Accounts payable	890	1,215
Accrued interest	220	214
Current portion of long-term debt	391	766
Current portion of non-recourse debt of joint ventures	73	83
	2,653	2,824
Deferred Amounts	851	783
Long-Term Debt	10,014	9,713
Future Income Taxes	562	509
Non-Recourse Debt of Joint Ventures	798	779
Preferred Securities	564	554
	15,442	15,162

Non-Controlling Interests	77	76

Shareholders’ Equity
Preferred shares	389	389
Common shares	4,712	4,632
Contributed surplus	272	270
Retained earnings	1,788	1,653
Foreign exchange adjustment	(61)	(71)
	7,100	6,873
	22,619	22,111

See accompanying notes to the consolidated financial statements.

Consolidated Retained Earnings

	Six months ended June 30 (unaudited)
(millions of dollars)	2005	2004

Balance at beginning of period	1,653	1,185
Net income	442	613
Preferred share dividends	(11)	(11)
Common share dividends	(296)	(282)

	1,788	1,505

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(Unaudited)

1.              Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  The accounting policies applied are consistent with those outlined in TCPL’s annual financial statements for the year ended December 31, 2004 except as stated below.  These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.  These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the restated 2004 annual financial statements.  Amounts are stated in Canadian dollars unless otherwise indicated.  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions.  In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company’s significant accounting policies.

2.              Accounting Change

Financial Instruments – Disclosure and Presentation

Effective January 1, 2005,  the company adopted the provisions of the Canadian Institute of Chartered Accountants amendment to the existing Handbook Section “Financial Instruments – Disclosure and Presentation” which provides guidance for classifying certain financial instruments that embody obligations that may be settled by issuance of the issuer’s equity shares as debt when the instrument does not establish an ownership relationship.  In accordance with this amendment, TCPL reclassified the non-controlling interest component of preferred securities as long-term debt.

This accounting change was applied retroactively with restatement of prior periods.  The impact of this change on TCPL’s net income in second quarter 2005 and prior periods was nil.

The impact of the accounting change on the company’s consolidated balance sheet as at December 31, 2004 is as follows.

(unaudited - millions of dollars)	Increase/(Decrease)
Deferred Amounts (1)	135
Preferred Securities	535
Non-Controlling Interest Preferred securities of subsidiary	(670)
Total Liabilities and Shareholders’ Equity	—

(1) Regulatory deferral

3.              Segmented Information

Three months ended June 30	GasTransmission		Power		Corporate		Total
(unaudited - millions of dollars)	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	1,032	948	412	396	—	—	1,444	1,344
Cost of sales	—	—	(245)	(242)	—	—	(245)	(242)
Other costs and expenses	(324)	(298)	(98)	(99)	(1)	(1)	(423)	(398)
Depreciation	(233)	(215)	(20)	(17)	—	—	(253)	(232)
Operating income/(loss)	475	435	49	38	(1)	(1)	523	472
Financial charges and non-controlling interests	(182)	(193)	—	(2)	(32)	(21)	(214)	(216)
Financial charges of joint ventures	(13)	(15)	(3)	(1)	—	—	(16)	(16)
Equity income	4	11	13	48	—	—	17	59
Interest income and other	(1)	2	—	1	5	7	4	10
Gain related to PipeLines LP	2	—	—	—	—	—	2	—
Gains related to Power LP	—	—	—	197	—	—	—	197
Gain related to Millennium	—	7	—	—	—	—	—	7
Income taxes	(120)	(101)	(17)	(32)	20	8	(117)	(125)
Net Income Applicable to Common Shares	165	146	42	249	(8)	(7)	199	388

Six months ended June 30	GasTransmission		Power		Corporate		Total
(unaudited - millions of dollars)	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	2,027	1,897	824	803	—	—	2,851	2,700
Cost of sales	—	—	(510)	(491)	—	—	(510)	(491)
Other costs and expenses	(630)	(583)	(211)	(187)	(3)	(3)	(844)	(773)
Depreciation	(465)	(427)	(38)	(37)	—	—	(503)	(464)
Operating income/(loss)	932	887	65	88	(3)	(3)	994	972
Financial charges and non-controlling interests	(369)	(389)	(2)	(4)	(62)	(42)	(433)	(435)
Financial charges of joint ventures	(27)	(29)	(5)	(1)	—	—	(32)	(30)
Equity income	15	21	43	96	—	—	58	117
Interest income and other	13	5	3	5	12	15	28	25
Gain related to PipeLines LP	82	—	—	—	—	—	82	—
Gains related to Power LP	—	—	—	197	—	—	—	197
Gain related to Millennium	—	7	—	—	—	—	—	7
Income taxes	(270)	(207)	(32)	(67)	36	23	(266)	(251)
Net Income Applicable to Common Shares	376	295	72	314	(17)	(7)	431	602

Total Assets

		December 31,
(millions of dollars)	June 30, 2005	2004
	(unaudited)
Gas Transmission	18,140	18,409
Power	3,589	2,802
Corporate	890	900
	22,619	22,111

4.              Risk Management and Financial Instruments

The following represents the material changes to the company’s financial instruments since December 31, 2004.

Energy Price Risk Management

The company executes power, natural gas and heat rate derivatives for overall management of its asset portfolio.  Heat rate contracts are contracts for the sale or purchase of power that are priced based on a natural gas index.  The fair values and notional volumes of the swap, option, future and heat rate contracts are shown in the tables below.  In accordance with the company’s accounting policy, each of the derivatives in the table below is recorded on the balance sheet at its fair value at June 30, 2005 and December 31, 2004.

Power

		June 30, 2005
		(unaudited)	December 31, 2004
Asset/(Liability)	Accounting	Fair	Fair
(millions of dollars)	Treatment	Value	Value

Power - swaps
(maturing 2005 to 2011)	Hedge	(60)	7
(maturing 2005 to 2010)	Non-hedge	2	(2)
Gas - swaps, futures and options
(maturing 2005 to 2016)	Hedge	(27)	(39)
(maturing 2005 to 2006)	Non-hedge	1	(2)
Heat rate contracts
(maturing 2005 to 2006)	Hedge	—	(1)

Notional Volumes
June 30, 2005	Accounting	Power (GWh)		Gas (Bcf)
(unaudited)	Treatment	Purchases	Sales	Purchases	Sales

Power - swaps
(maturing 2005 to 2011)	Hedge	1,299	7,177	—	—
(maturing 2005 to 2010)	Non-hedge	878	—	—	—
Gas - swaps, futures and options
(maturing 2005 to 2016)	Hedge	—	—	85	73
(maturing 2005 to 2006)	Non-hedge	—	—	5	7
Heat rate contracts
(maturing 2005 to 2006)	Hedge	—	55	—	—

Notional Volumes	Accounting	Power (GWh)		Gas (Bcf)
December 31, 2004	Treatment	Purchases	Sales	Purchases	Sales

Power - swaps	Hedge	3,314	7,029	—	—
	Non-hedge	438	—	—	—

Gas - swaps, futures and options	Hedge	—	—	80	84
	Non-hedge	—	—	5	8

Heat rate contracts	Hedge	—	229	2	—

5.              Dispositions

PipeLines LP

In March 2005, TCPL sold 3.5 million common units of TC PipeLines, LP (PipeLines LP) for US$37.04 per unit, resulting in net proceeds to the company of approximately $151 million and an after-tax gain of approximately $48 million.  The net gain was recorded in the Gas Transmission segment and the company recorded a $32 million tax charge, including $50 million of current income tax expense, on this transaction. In April 2005, underwriters purchased an additional 74,200 common units, exercising, in part, their option to purchase up to 525,000 additional units on the same terms and conditions as the 3.5 million common units already sold and an additional net after-tax gain of $1 million was recorded in the Gas Transmission segment.  Subsequent to these transactions, TCPL continues to own a 13.4 per cent interest in PipeLines LP represented by the general partner interest of 2.0 per cent as well as an 11.4 per cent limited partner interest.

Power LP

In May 2005, TCPL announced that it had entered into an agreement with EPCOR Utilities Inc. (EPCOR) whereby EPCOR will purchase TCPL’s interest in TransCanada Power, L.P. (Power LP) for $529 million. EPCOR’s acquisition includes 14.5 million units of Power LP, representing 30.6 per cent of the outstanding units; 100 per cent ownership of the General Partner of Power LP; and management and operations’ agreements governing the ongoing operation of Power LP’s generation assets.

The Boards of Directors of each of TCPL, EPCOR and Power LP have approved this transaction. This transaction is expected to close in third quarter 2005 pending receipt of regulatory approvals. TCPL expects to realize an after-tax gain of approximately $200 million from this sale.  TCPL will continue to operate and maintain Power LP’s power plants until closing.

Paiton Energy

In June 2005, TCPL reached an agreement to sell its approximate 11 per cent interest in PT Paiton Energy Company (Paiton Energy) to subsidiaries of The Tokyo Electric Power Company for US$103 million ($127 million), subject to adjustments. TCPL originally purchased its interest in Paiton Energy in 1996.  Paiton Energy owns two 615 megawatt coal-fired plants in East Java, Indonesia.  Pending various approvals, this transaction is expected to close in third quarter 2005. Upon closing, TCPL expects to realize an after-tax gain of approximately $115 million.

6.              Employee Future Benefits

The net benefit plan expense for the company’s defined benefit pension plans and other post-employment benefit plans for the three and six months ended June 30 is as follows.

Three months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2005	2004	2005	2004
Current service cost	8	7	1	1
Interest cost	16	14	2	2
Expected return on plan assets	(16)	(13)	—	—
Amortization of transitional obligation related to regulated business	—	—	—	—
Amortization of net actuarial loss	4	3	—	—
Amortization of past service costs	—	—	—	—
Net benefit cost recognized	12	11	3	3

Six months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2005	2004	2005	2004
Current service cost	15	14	1	1
Interest cost	32	28	3	3
Expected return on plan assets	(32)	(27)	—	—
Amortization of transitional obligation related to regulated business	—	—	1	1
Amortization of net actuarial loss	8	6	1	1
Amortization of past service costs	1	1	—	—
Net benefit cost recognized	24	22	6	6

TCPL welcomes questions from shareholders and potential investors.  Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta at (403) 920-7911.  The investor fax line is (403) 920-2457.  Media Relations: Kurt Kadatz/Hejdi Feick at (403) 920-7859

Visit TCPL’s Internet site at: http://www.transcanada.com